EyePoint Pharmaceuticals, Inc.

480 Pleasant Street

Watertown, MA 02472

May 5, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Courtney L. Lindsay II

Re:	EyePoint Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed February 12, 2021
File No. 333-253053
Request for Acceleration of Effective Date

Dear Mr. Lindsay:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EyePoint Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on May 7, 2021, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Stephen Nicolai of Hogan Lovells US LLP at (267) 675-4642.

Very truly yours,

EyePoint Pharmaceuticals, Inc.

/s/ Ron Honig, Esq.
By:	Ron Honig, Esq.
Title:	Chief Legal Officer and Company Secretary